Brightlamp, Inc.



ANNUAL REPORT

1230 Hoyt Ave

Indianapolis, IN 46203

(317) 285-9287

https://www.reflexapp.io/

This Annual Report is dated April 3, 2023.

BUSINESS

Brightlamp, Inc. (dba "Reflex" or the "Company") is a C-Corporation organized under the laws of the state of Delaware. The Company is focused on digital medical devices to increase testing accessibility and decrease cost. Our first product, Reflex, is a 5-second neurological test that measures your eye's reaction to light (commonly referred to as a pupillometer) via an easy-to-use iOS App. This type of product is what's known as Software as a Medical Device (SaaMD) but we're a bit different than most. Reflex doesn't need any peripheral hardware to conduct its test. So, our customers are able to hear about, download, create an account with Reflex and then administer their first test all in under a few minutes.

We believe we're the only pupillometer on the market that can leverage its anonymized data generation en masse to better its product (proof is by omission of competitor products not connecting to a common database). This means we have and continue to use Reflex's 85,000 tests to support major research publications, create new digital diagnostics, and optimize our product. Reflex's gross revenue has grown by 180+% each year since launch in 2019 to 2021; even with significant market hurdles during the COVID-19 pandemic. We believe our technology has a clear path to compound success in the broad clinical market by obtaining Class II Clearance with an established predicate device through a 510(k).

The Company was granted patent 10,034,605 in 2018. This patent has not been formally assigned to Brightlamp due to capital restrictions but all inventor IP assignments are signed for assignment. In addition to this, Brightlamp Inc. has other IP that it has developed including copyrights and trade secrets relating to computer code. Brightlamp Inc. was also awarded a license for all of NeurOptics' pupillometer patents as part of a litigation settlement.

NeurOptics issued a cease and desist and filed a complaint within the District Court of Southern Indiana starting in 2019, to which Brightlamp defended itself successfully to settlement in 2021. The settlement assigned all existing NeurOptics pupillometer patents to Brightlamp for a one-time fee of $3,000. NeurOptics filed an appeal in the Federal Court of Appeals to overturn the decision. The Company believes there is a very low likelihood of overturning the decision as there is an enforcement of settlement in place. Furthermore, the Company incurs minimal costs as they are being provided pro bono legal services.

SoberEye filed a complaint in Delaware to which Brightlamp successfully defended itself, resulting in SoberEye dismissing the case without prejudice in the Winter of 2021.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $902,500.00
Use of proceeds: Salaries, product development, R&D
Date: May 17, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $120,372 compared to $132,074 in fiscal year 2022 on an accrual basis.

Increased sales are the product of sales staff activity engaging with the target audience. Revenues are on a cash basis with a cash basis.

Cost of sales

Cost of Sales for fiscal year 2021 was $14,004 compared to $17,628 in fiscal year 2022.

Marginal increase in cost of sales is a result of minor variations in server costs and operating needs.

Gross margins

Gross margins for fiscal year 2021 were $106,368 compared to $114,446 in fiscal year 2022 on a cash basis.

Increased sales are the product of sales staff activity engaging with the target audience.

Expenses

Expenses for fiscal year 2021 were $214,144 compared to $225,106 in fiscal year 2022 on a cash basis.

Historical results and cash flows:

The Company is currently in the product adoption stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because fundraising activities allocate significant marketing spend. Past cash was primarily generated through sales of the Reflex Product Suite. Our goal is to scale sales to $1.4 million over the next two years. Challenges associated with this goal include hiring and training proper sales staff, building out a scaled version of our sales model, and offering proper support for this level of revenue generation. Risks come with entering into new customer segments that may deviate some to the success and experience the team has already had. Cash flow is currently near a break even point with expected deviation due to increased staff, marketing, and regulation expenditures to scale sales.

Liquidity and Capital Resources

At December 31, **2022** the Company had cash of $75,863.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Note
Amount Owed: $902,500.00
Interest Rate: 6.0%
Maturity Date: May 17, 2026
The Company has entered into several convertible note agreements for the purposes of funding

operations. The interest on the notes were 6% standard with one having 8% until maturity with 6% thereafter. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2022 to 2026. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a range of 25% to 10% discount during a change of control or qualified financing event. The Company accrued interest of $109,485 as of end of 2021 related to these notes.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kurtis William Sluss

Kurtis William Sluss's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director
Dates of Service: November, 2015 - Present
Responsibilities: Corporate strategy, product development, business development. Currently does not take a salary. Issued 3,116,106 shares.

Other business experience in the past three years:

Employer: Swift Fuels, LLC
Title: Sr. Process Engineering
Dates of Service: April, 2016 - Present
Responsibilities: Capital project management, process development, engineering and research

Name: Michael Heims

Michael Heims's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO & Director
Dates of Service: November, 2015 - Present
Responsibilities: Performs all financial modeling, accounting functions, forecasting, and other admin duties. Corporate strategy. Currently does not take a salary. Issued 2,184,400 shares.

Other business experience in the past three years:

Employer: American Restoration
Title: Acquisition Analyst
Dates of Service: February, 2020 - June, 2022
Responsibilities: Acted as the sole acquisition representative at American Restoration Operations, a portfolio company of buy-and-build private equity firm Soundcore Capital Partners. Grew company EBITDA from $2M to over $30M in just over 2 years largely inorganically through

8 acquisitions, nearly double the rate of expected goals and targets set by private equity leadership

Other business experience in the past three years:

Employer: Prominent Properties
Title: Owner
Dates of Service: January, 2017 - Present
Responsibilities: At Prominent Properties we acquire, develop, and maintain rental properties with a high probability of long-term capital appreciation combined with steady cash flows.

Other business experience in the past three years:

Employer: The Russo Realty Group
Title: Real Estate Broker
Dates of Service: July, 2018 - July, 2022
Responsibilities: Broker in Indianapolis specializing in working with young professionals. $5M+ annually in sales working Ad Hoc part time.

Other business experience in the past three years:

Employer: @properties
Title: Real Estate Agent
Dates of Service: June, 2022 - Present
Responsibilities: Broker in Indy enriching people's lives through real estate for nearly half a decade and counting!

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Kurtis Sluss
Amount and nature of Beneficial ownership: 3,116,106
Percent of class: 47.7

Title of class: Common Stock
Stockholder Name: Michael Heims
Amount and nature of Beneficial ownership: 2,184,400
Percent of class: 33.43

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Convertible Note 1, Convertible Note 2, Convertible Note 3, Convertible Note 4, Convertible Note 5, Convertible Note 6, Convertible Note 7, Convertible Note 8, Convertible Note 9, Convertible Note 10, Convertible Note 11, Convertible Note 12, Convertible Note 13, Convertible Note 14, Convertible Note 15, Convertible Note 16, Convertible Note 17, Convertible Note 18, Convertible Note 19, and Convertible Note 20. As part of the Regulation Crowdfunding raise, the Company will be offering up to 521,096 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,533,333 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note 1

The security will convert into Common stock and the terms of the Convertible Note 1 are outlined below:

Amount outstanding: $20,000.00

Maturity Date: January 11, 2019
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 1.

Convertible Note 2

The security will convert into Common stock and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $80,000.00
Maturity Date: June 18, 2021
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 2.

Convertible Note 3

The security will convert into Common stock and the terms of the Convertible Note 3 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 18, 2024
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 3.

Convertible Note 4

The security will convert into Common stock and the terms of the Convertible Note 4 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: April 18, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 4.

Convertible Note 5

The security will convert into Common stock and the terms of the Convertible Note 5 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: March 07, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 5.

Convertible Note 6

The security will convert into Common stock and the terms of the Convertible Note 6 are outlined below:

Amount outstanding: $5,000.00
Maturity Date: April 15, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 6.

Convertible Note 7

The security will convert into Common stock and the terms of the Convertible Note 7 are outlined below:

Amount outstanding: $50,000.00

Maturity Date: February 05, 2023
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 7.

Convertible Note 8

The security will convert into Common stock and the terms of the Convertible Note 8 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 05, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 8.

Convertible Note 9

The security will convert into Common stock and the terms of the Convertible Note 9 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: February 06, 2021
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 9.

Convertible Note 10

The security will convert into Common stock and the terms of the Convertible Note 10 are outlined below:

Amount outstanding: $25,000.00

Maturity Date: April 09, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 10.

Convertible Note 11

The security will convert into Common stock and the terms of the Convertible Note 11 are outlined below:

Amount outstanding: $200,000.00
Maturity Date: January 08, 2023
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 11.

Convertible Note 12

The security will convert into Common stock and the terms of the Convertible Note 12 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: November 16, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 12.

Convertible Note 13

The security will convert into Common stock and the terms of the Convertible Note 13 are outlined below:

Amount outstanding: $25,000.00

Maturity Date: November 20, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 13.

Convertible Note 14

The security will convert into Common stock and the terms of the Convertible Note 14 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 05, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 14.

Convertible Note 15

The security will convert into Common stock and the terms of the Convertible Note 15 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: March 05, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 15.

Convertible Note 16

The security will convert into Common stock and the terms of the Convertible Note 16 are outlined below:

Amount outstanding: $127,500.00

Maturity Date: December 18, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 16.

Convertible Note 17

The security will convert into Common stock and the terms of the Convertible Note 17 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: January 22, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 17.

Convertible Note 18

The security will convert into Common stock and the terms of the Convertible Note 18 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: April 28, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 18.

Convertible Note 19

The security will convert into Common stock and the terms of the Convertible Note 19 are outlined below:

Amount outstanding: $25,000.00

Maturity Date: March 01, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 19.

Convertible Note 20

The security will convert into Common stock and the terms of the Convertible Note 20 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: May 17, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 20.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. Industry Specific Risks Medical devices are subject to the FDA for compliance and future review. Clinical clearance and current Class I 510(k) exempt status are not guaranteed in the future. Clinical evidence for FDA submissions also does not guarantee clearance or approval by the FDA. Future clinical evidence may show that Reflex is not suitable for some assessments and interventions even if current clinical findings show promise. Congress and other authorities may impose medically related legislation that hinders company and technology performance or makes the market more competitive than anticipated. Brightlamp and it's associated Reflex products take reasonable measures to prevent risks of this nature but they are present nonetheless. Finally, medical devices are a particularly litigious industry and, although Brightlamp's products are considered nominally harmless, there is still an open risk of legal pursuit relating to injury and use of the Reflex product suite. The Company is currently an appellee in an active legal proceeding in the Federal Court of Appeals. This is no longer the case as of 2/17/2023. NeurOptics issued a cease and desist and filed a complaint within the District Court of Southern Indiana starting in 2019, to which Brightlamp defended itself successfully to settlement in 2021. The settlement assigned all existing NeurOptics pupillometer patents to Brightlamp for a one-time fee of $3,000. NeurOptics filed an appeal in the Federal Court of Appeals to overturn the decision. The Company believes there is a very low likelihood of overturning the decision, as there is an enforcement of settlement in place. Furthermore, the Company incurs minimal costs as they are being provided pro bono legal services.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 3, 2023.

Brightlamp, Inc.

By   /s/ *Kurtis Sluss*

Name: Brightlamp Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Kurtis Sluss (Print Name), the CEO (Principal Executive Officers) of Brightlamp Inc. (Company Name), hereby certify that the financial statements of Brightlamp Inc. (Company Name) and notes thereto for the periods ending December 31st, 2021 (first Fiscal Year End of Review) and December 31st, 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 31st, 2023(Date of Execution).

_____ (Signature)

CEO (Title)

March 31st, 2023 (Date)

NOTE 1 – NATURE OF OPERATIONS

Brightlamp Inc. was formed on July 17th, 2018 ("Inception") in the State of Delaware. The financial statements of Brightlamp Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Indianapolis, IN.

Brightlamp, Inc. (dba "Reflex" or the "Company") is a C-Corporation organized under the laws of the state of Delaware. The Company is focused on digital medical devices to increase testing accessibility and decrease cost. Our first product, Reflex, is a 5-second neurological test that measures your eye's reaction to light (commonly referred to as a pupillometer) via an easy-to-use iOS App. This type of product is what's known as Software as a Medical Device (SaaMD) but we're a bit different than most. Reflex doesn't need any peripheral hardware to conduct its test. So, our customers are able to hear about, download, create an account with Reflex and then administer their first test all in under a few minutes.

We believe we're the only pupillometer on the market that can leverage its anonymized data generation en masse to better its product (proof is by omission of competitor products not connecting to a common database). This means we have and continue to use Reflex's 85,000 tests to support major research publications, create new digital diagnostics, and optimize our product. Reflex's gross revenue has grown by 180+% each year since launch in 2019 to 2021; even with significant market hurdles during the COVID-19 pandemic. We believe our technology has a clear path to compound success in the broad clinical market by obtaining Class II Clearance with an established predicate device through a 510(k).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of the Reflex Product Suite when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Indiana state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since the past three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has authorized Common Stock, Convertible Note 1, Convertible Note 2, Convertible Note 3, Convertible Note 4, Convertible Note 5, Convertible Note 6, Convertible Note 7, Convertible Note 8, Convertible Note 9, Convertible Note 10, Convertible Note 11, Convertible Note 12, Convertible Note 13, Convertible Note 14, Convertible Note 15, Convertible Note 16, Convertible Note 17, Convertible Note 18, Convertible Note 19, and Convertible Note 20. As part of the Regulation Crowdfunding raise, the

Company will be offering up to 521,096 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,533,333 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note 1

The security will convert into Common stock and the terms of the Convertible Note 1 are outlined below:

Amount outstanding: $20,000.00
Maturity Date: January 11, 2019
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 1.

Convertible Note 2

The security will convert into Common stock and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $80,000.00
Maturity Date: June 18, 2021
Interest Rate: 8.0%
Discount Rate: 20.0%

Valuation Cap: $3,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 2.

Convertible Note 3

The security will convert into Common stock and the terms of the Convertible Note 3 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 18, 2024
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 3.

Convertible Note 4

The security will convert into Common stock and the terms of the Convertible Note 4 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: April 18, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 4.

Convertible Note 5

The security will convert into Common stock and the terms of the Convertible Note 5 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: March 07, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 5.

Convertible Note 6

The security will convert into Common stock and the terms of the Convertible Note 6 are outlined below:

Amount outstanding: $5,000.00
Maturity Date: April 15, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 6.

Convertible Note 7

The security will convert into Common stock and the terms of the Convertible Note 7 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: February 05, 2023
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 7.

Convertible Note 8

The security will convert into Common stock and the terms of the Convertible Note 8 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 05, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 8.

Convertible Note 9

The security will convert into Common stock and the terms of the Convertible Note 9 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: February 06, 2021
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 9.

Convertible Note 10

The security will convert into Common stock and the terms of the Convertible Note 10 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 09, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 10.

Convertible Note 11

The security will convert into Common stock and the terms of the Convertible Note 11 are outlined below:

Amount outstanding: $200,000.00
Maturity Date: January 08, 2023
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 11.

Convertible Note 12

The security will convert into Common stock and the terms of the Convertible Note 12 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: November 16, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 12.

Convertible Note 13

The security will convert into Common stock and the terms of the Convertible Note 13 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: November 20, 2022
Interest Rate: 6.0%

Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 13.

Convertible Note 14

The security will convert into Common stock and the terms of the Convertible Note 14 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 05, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 14.

Convertible Note 15

The security will convert into Common stock and the terms of the Convertible Note 15 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: March 05, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 15.

Convertible Note 16

The security will convert into Common stock and the terms of the Convertible Note 16 are outlined below:

Amount outstanding: $127,500.00
Maturity Date: December 18, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 16.

Convertible Note 17

The security will convert into Common stock and the terms of the Convertible Note 17 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: January 22, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 17.

Convertible Note 18

The security will convert into Common stock and the terms of the Convertible Note 18 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: April 28, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 18.

Convertible Note 19

The security will convert into Common stock and the terms of the Convertible Note 19 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: March 01, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 19.

Convertible Note 20

The security will convert into Common stock and the terms of the Convertible Note 20 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: May 17, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.
Material Rights

There are no material rights associated with Convertible Note 20.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. No further considerations are needed for this section.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.01. As of 12/31/2023 the company has currently issued 6,564,673 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Brightlamp
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Community Business Checking (9540)	74,865.82
Savings	997.45
Total Bank Accounts	$ 75,863.27
Other Current Assets	
Uncategorized Asset	5.11
Total Other Current Assets	$ 5.11
Total Current Assets	$ 75,868.38
TOTAL ASSETS	$ 75,868.38
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Deferred Revenue - Current Liability	0.00
Total Other Current Liabilities	$ 0.00
Total Current Liabilities	$ 0.00
Long-Term Liabilities	
Interest Payable (Accrued Interest)	0.00
Notes Payable	902,500.00
Total Long-Term Liabilities	$ 902,500.00
Total Liabilities	$ 902,500.00
Equity	
Common Stock	55,923.70
Opening Balance Equity	0.00
Owner's Investment	2,748.98
Retained Earnings	-792,282.72
Net Income	-93,021.58
Total Equity	-$ 826,631.62
TOTAL LIABILITIES AND EQUITY	$ 75,868.38

Brightlamp
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-93,021.58
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Net cash provided by operating activities	-$	**93,021.58**
FINANCING ACTIVITIES		
Notes Payable		75,000.00
Common Stock		55,923.70
Net cash provided by financing activities	$	**130,923.70**
Net cash increase for period	$	**37,902.12**
Cash at beginning of period		37,961.15
Cash at end of period	$	**75,863.27**

Brightlamp
Profit and Loss
January - December 2022

		Total
Income		
Discounts/Refunds Given		-1,208.57
Sales of Product Income		133,282.08
Total Income	$	**132,073.51**
Gross Profit	$	**132,073.51**
Expenses		
Advertising & Marketing		10,366.08
Bank Charges & Fees		32.97
Charitable Contributions		6,350.54
Dues & subscriptions		17,627.53
FDA Fees		6,493.00
Fundraising Costs		7,020.00
Insurance		827.04
iPad Promo		28,609.12
Legal & Professional Services		3,147.80
Meals & Entertainment		211.83
Office Supplies & Software		1,294.66
Other Business Expenses		1,784.25
Payroll Expenses		133,134.32
Rent & Lease		4,500.00
Shipping		10.00
Taxes & Licenses		589.00
Travel		3,107.58
Total Expenses	$	**225,105.72**
Net Operating Income	-$	**93,032.21**
Other Income		
Interest Earned		10.63
Total Other Income	$	**10.63**
Net Other Income	$	**10.63**
Net Income	-$	**93,021.58**

Brightlamp
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Community Business Checking (9540)	15,128.18
Savings	25,918.35
Total Bank Accounts	$ 41,046.53
Other Current Assets	
Uncategorized Asset	5.11
Total Other Current Assets	$ 5.11
Total Current Assets	$ 41,051.64
TOTAL ASSETS	$ 41,051.64
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Notes Payable	827,500.00
Total Long-Term Liabilities	$ 827,500.00
Total Liabilities	$ 827,500.00
Equity	
Opening Balance Equity	-1,325.95
Owner's Investment	2,748.98
Retained Earnings	-694,123.42
Net Income	-93,747.97
Total Equity	-$ 786,448.36
TOTAL LIABILITIES AND EQUITY	$ 41,051.64

Brightlamp
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-93,747.97
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Net cash provided by operating activities	-$	93,747.97
FINANCING ACTIVITIES		
Notes Payable		75,000.00
Net cash provided by financing activities	$	75,000.00
Net cash increase for period	-$	18,747.97
Cash at beginning of period		59,794.50
Cash at end of period	$	41,046.53

Brightlamp
Profit and Loss
January - December 2021

		Total
Income		
Discounts/Refunds Given		-200.00
Sales of Product Income		120,572.07
Total Income	$	**120,372.07**
Gross Profit	$	**120,372.07**
Expenses		
Advertising & Marketing		12,630.41
Charitable Contributions		7,267.19
Dues & subscriptions		14,003.91
FDA Fees		5,672.00
Insurance		690.82
iPad Promo		32,339.26
Legal & Professional Services		6,645.75
Office Supplies & Software		1,232.18
Other Business Expenses		1,257.05
Payroll Expenses		125,667.81
Rent & Lease		5,500.00
Shipping		601.57
Taxes & Licenses		636.00
Total Expenses	$	**214,143.95**
Net Operating Income	-$	**93,771.88**
Other Income		
Interest Earned		23.91
Total Other Income	$	**23.91**
Net Other Income	$	**23.91**
Net Income	-$	**93,747.97**

Brightlamp INC			
Authorized Shares	**10,000,000**		
Issued Shares	**6,564,673**		
Founders			
Name	**Title**	**Membership Units**	**% of Issued**
Kurtis Sluss	CEO / President	3,116,106	47.47%
Michael Heims	Chief Financial Officer	2,184,400	33.28%
Active Members			
Name	**Title**	**Membership Units**	**% of Issued**
Saad Khairi	Medical Advisor	500,000	7.62%
Blake Galloway	Developer	118,000	1.80%
Jefferson Schuler	Developer	168,000	2.56%
Bill Pence	Advisor	108,800	1.66%
Matthew Southern	Sales Leader	100,800	1.54%
Non-Active or Resigned Members			
Name	**Title**	**Membership Units**	**% of Issued**
Craig Wilhite	Resigned	490	0.01%
Dylan Sinks	Resigned	0	0.00%
Jonathan Holt	Resigned	2254	0.03%
Pavlos Vlachos	Resigned	525	0.01%
Brett Meyers	Resigned	525	0.01%
James Waggoner	Resigned	100	0.00%
Noel Paul	Terminated	233,333	3.55%
CrowdSource Raise (Start Engine)			
Initial Draw	StartEngine*	31,340	0.4774%
Non-Converted Debt			
Name	**Fund**	**Membership Units**	**Investment**
Black Award	Indiana 21st Century Fund, LP	0	$ 20,000
Ocean*	Ocean Capital	0	$ 50,000
Angel Investment	Spine Institute LLC	0	$ 25,000
Angel Investment	Thomas E. Southern	0	$ 25,000
Thomas Albuzat	TA Holding GmBH	0	$ 10,000
Angel Investment	Shad Carnes	0	$ 25,000
Angel Investment	Jean-Pierre Mobasser	0	$ 25,000
Angel Investment	Spine Institute LLC (2)	0	$ 10,000
Angel Investment	Eric Potts	0	$ 25,000
Gold Award	Indiana 21st Century Fund, LP	0	$ 80,000
Angel Group Investme	Racine Ventures	0	$ 200,000
Angel Investment	Michael Kelly	0	$ 5,000
Angel Investment	Todd Schmidt	0	$ 25,000
Matching Investment	Foundry Investment Fund	0	$ 127,500
Angel Group Investme	Racine Ventures	0	$ 50,000
Angel Investment	John Kay	0	$ 25,000
Angel Investment	Albert and Jean Lee	0	$ 50,000

Angel Investment	Name from Kurtis	0	$ 50,000
Angel Investment	Cathy Stern	0	$ 25,000
Angel Investment	Matthew and Doa Richmond	0	$ 50,000
Total			
Membership Units Issued		Issued vs Authorized	
6,564,673		65.65%	

Total Investment Amount: $ 902,500

Eligible for 2% Warrant at Company's discretion at time of conversion

*Not updated for new PAR values until round closes, however equity sold for common stock is accurate

CERTIFICATION

I, Kurtis Sluss, Principal Executive Officer of Brightlamp, Inc., hereby certify that the financial statements of Brightlamp, Inc. included in this Report are true and complete in all material respects.

Kurtis Sluss

CEO